Exhibit 99.1

BAO ZUN

Baozun Inc.
寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 9991



2021
INTERIM REPORT

*For identification purposes only

INTERIM REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2021

EXPLANATORY NOTES

Baozun Inc. ("Baozun", "we", "our", or "us") prepared this interim report for the first six months of its fiscal year ending December 31, 2021 (the "Interim Report") pursuant to Rule 13.48(1) of the Hong Kong Listing Rules. As an issuer listed on the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules, we are exempted from the contents requirements in respect of interim reports under Appendix 16 of the Hong Kong Listing Rules.

For more information about our business and related risks, please refer to our annual report for the fiscal year ended December 31, 2020 (the "Annual Report") published on the website of the Hong Kong Stock Exchange on April 13, 2021. Please note that the information contained in the Annual Report is up to date as of the date of the Annual Report, and we do not undertake any obligation to update the Annual Report, except as required under applicable law and listing rules.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Annual Report.

INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS

WEIGHTED VOTING RIGHT STRUCTURE

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company's general meetings, except as may otherwise be required by law or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 6.0% of the total number of issued and outstanding Class A ordinary shares or 5.7% of the enlarged issued and outstanding shares of the Company (without taking into account any the shares to be issued pursuant to the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make) as of June 30, 2021.

WVR BENEFICIARY

As of June 30, 2021, the weighted voting rights ("WVR") beneficiaries are Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer and Mr. Junhua Wu, our co-founder, director and chief growth officer. Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 363,000 Class A ordinary shares, and 450,054 Class A ordinary shares, comprising Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of June 30, 2021 held by Mr. Qiu. As of June 30, 2021, Mr. Qiu has not exercised his right to acquire such Class A ordinary shares. As of June 30, 2021, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, Mr. Qiu controlled 26.7% of the aggregate voting power of our Company. Mr. Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr. Wu, 3,890,369 Class B ordinary shares and 2,178,346 Class A ordinary shares, comprising Class A ordinary shares issuable upon exercise of options and Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of June 30, 2021 held by Mr. Wu. As of June 30, 2021, Mr. Wu has not exercised his right to acquire such Class A ordinary shares. As of June 30, 2021, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, Mr. Wu controlled 11.0% of the aggregate voting power of our Company. The Company's WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the our articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Financial Highlights For The Six Months Ended June 30, 2021

- Total net revenues were RMB4,324.6 million (US$[1]669.8 million), an increase of 17.7% year-over-year.

- Income from operations was RMB159.5 million (US$24.7 million), compared with RMB173.4 million in the same period of last year. Operating margin was 3.7%, compared with 4.7% in the same period of last year.

- Non-GAAP income from operations[2] was RMB237.4 million (US$36.8 million), compared with RMB223.9 million in the same period of last year. Non-GAAP operating margin was 5.5%, compared with 6.1% in the same period of last year.

- Net income attributable to ordinary shareholders of Baozun Inc. was RMB81.0 million (US$12.6 million), compared with RMB122.0 million in the same period of last year.

- Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB212.1 million (US$32.8 million), compared with RMB172.0 million in the same period of last year.

- Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depositary Share ("ADS[4]") were RMB1.10 (US$0.17) and RMB1.08 (US$0.17), respectively, compared with RMB2.08 and RMB2.04, respectively, for the same period of 2020.

- Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB2.87 (US$0.44) and RMB2.82 (US$0.44), respectively, compared with RMB2.93 and RMB2.87, respectively, for the same period of 2020.

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1   This Interim Report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2   Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3   Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4   Each ADS represents three Class A ordinary shares.

5   Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Operational Highlights For The Six Months Ended June 30, 2021

- Total Gross Merchandise Volume ("GMV")[6] was RMB28,968.2 million, an increase of 31.9% year-over-year.

- Distribution GMV[7] was RMB2,168.3 million, an increase of 19.1% year-over-year.

- Non-distribution GMV[8] was RMB26,799.9 million, an increase of 33.0% year-over-year.

- GMV generated from non-TMALL marketplaces and channels accounted for approximately 33.0% of total GMV during the period, compared with 24.2% for the same period of 2020.

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6   GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7   Distribution GMV refers to the GMV under the distribution business model.

8   Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.



2021 Financial Results For The Six Months Ended June 30, 2021

Total net revenues were RMB4,324.6 million (US$669.8 million), an increase of 17.7% from RMB3,675.7 million in the same period of last year.

Product sales revenue was RMB1,943.9 million (US$301.1 million), an increase of 19.3% from RMB1,628.9 million in the same period of last year. The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners' products, partially offset by slower growth in personal-care products in appliances category.

Services revenue was RMB2,380.7 million (US$368.7 million), an increase of 16.3% from RMB2,046.8 million in the same period of last year. The increase was primarily attributable to the growth of the Company's consignment model and service fee model, partially offset by decline of sales in sportswear sector as impacted by the Better Cotton Initiative during the period.

Total operating expenses were RMB4,165.1 million (US$645.1 million), compared with RMB3,502.3 million in the same period of last year.

- **Cost of products** was RMB1,636.9 million (US$253.5 million), compared with RMB1,365.9 million in the same period of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

- **Fulfillment expenses** were RMB1,068.4 million (US$165.5 million), compared with RMB988.3 million in the same period of last year. The increase was primarily due to an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, an increase in customer service expenses as the Company establishes its remote service centers, and a rise in fulfillment expenses related to the Company's recent acquired subsidiaries, all of which were partially offset by efficiency improvements.

- **Sales and marketing expenses** were RMB1,118.9 million (US$173.3 million), compared with RMB888.1 million in the same period of last year. The increase was in line with GMV growth and an increase in digital marketing services, which was partially offset by efficiency improvements.

- **Technology and content expenses** were RMB208.4 million (US$32.3 million) compared with RMB198.1 million in the same period of last year. The increase was mainly due to growth in GMV and the Company's ongoing investment in technological innovation and productization, which was partially offset by the Company's cost control initiatives and efficiency improvements.

- **General and administrative expenses** were RMB177.6 million (US$27.5 million), compared with RMB103.8 million in the same period of last year. The increase was primarily due to a rise in staff costs for the Company's investment in talent recruitment, especially for its growing omni-channel services, and the modification of compensation packages to retain and attract the best talents in the industry, an increase in professional fees related to the Company's recent M&A activities, an increase in rental expenses for the Company's new headquarters, and bad debt provision for accounts receivable due from one customer, all of which were partially offset by cost control initiatives.

Income from operations was RMB159.5 million (US$24.7 million), a decrease of 8.0% compared with RMB173.4 million in the same period of last year. Operating margin was 3.7%, compared with 4.7% in the same period of last year.

Non-GAAP income from operations was RMB237.4 million (US$36.8 million), an increase of 6.0% compared with RMB223.9 million in the same period of last year. Non-GAAP operating margin was 5.5%, compared with 6.1% in the same period of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB81.0 million (US$12.6 million), a decrease of 33.6% compared with RMB122.0 million in the same period of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.10 (US$0.17) and RMB1.08 (US$0.17), respectively, compared with RMB2.08 and RMB2.04, respectively, in the same period of 2020.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB212.1 million (US$32.8 million), an increase of 23.3% compared with RMB172.0 million in the same period of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.87 (US$0.44) and RMB2.82 (US$0.44), respectively, compared with RMB2.93 and RMB2.87, respectively, in the same period of 2020.

As of June 30, 2021, the Company had RMB4,534.2 million (US$702.3 million) in cash, cash equivalents, restricted cash and short-term investments, compared with RMB5,179.9 million as of December 31, 2020.

Share Repurchase Program Updates

On May 18, 2021, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$125 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from May 18, 2021. As of June 30, 2021, the Company had repurchased an aggregate of 344,428 ADSs for approximately US$12.5 million under this program.


Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income is net income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and unrealized investment loss. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company's management to evaluate the Company's financial and operating performance and formulate business plans. Non-GAAP income from operations enables the Company's management to assess the Company's financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income enables the Company's management to assess the Company's financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company's business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of the Company's financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company's operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company's business and is not reflected in the presentation of non-GAAP income from operations and non-GAAP net income. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company's. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, operating margin, net income, net margin, net income attributable to ordinary shareholders of Baozun Inc. and net income attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company's performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, "Reconciliations of GAAP and Non-GAAP Results."

Safe Harbor Statements

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance," "going forward," "outlook" and similar statements. Statements that are not historical facts are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's operations and business prospects; the Company's business and operating strategies and its ability to implement such strategies; the Company's ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company's ability to control costs; the Company's dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission and the Company's announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this Interim Report is as of the date of this Interim Report and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.



UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	December 31, 2020 RMB	As of June 30, 2021 RMB (In thousands)	June 30, 2021 US$
ASSETS			
Current assets			
Cash and cash equivalents	3,579,665	3,391,749	525,315
Restricted cash	151,354	177,549	27,499
Short-term investments	1,448,843	964,864	149,438
Accounts receivable, net	2,188,977	1,994,697	308,939
Inventories, net	1,026,038	991,645	153,586
Advances to suppliers	284,776	238,548	36,946
Prepayments and other current assets	438,212	482,030	74,657
Amounts due from related parties	40,935	47,479	7,354
Total current assets	9,158,800	8,288,561	1,283,734
Non-current assets			
Investments in equity investees	53,342	455,336	70,523
Property and equipment, net	430,089	505,133	78,235
Intangible assets, net	146,373	303,343	46,982
Land use right, net	41,541	41,028	6,354
Operating lease right-of-use assets	524,792	892,987	138,306
Goodwill	13,574	213,426	33,055
Other non-current assets	51,531	93,363	14,461
Deferred tax assets	54,649	51,543	7,983
Total non-current assets	1,315,891	2,556,159	395,899
Total assets	10,474,691	10,844,720	1,679,633

	December 31, 2020	As of June 30, 2021	June 30, 2021
	RMB	RMB	US$
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS		(In thousands, except for share and per share data)	
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	421,562	515,082	79,776
Notes payable	500,820	535,888	82,998
Income tax payables	72,588	22,802	3,532
Accrued expenses and other current liabilities	991,180	565,521	87,588
Amounts due to related parties	44,997	89,212	13,817
Current operating lease liabilities	165,122	247,160	38,280
Total current liabilities	2,196,269	1,975,665	305,991
Non-current liabilities			
Long-term loan	1,762,847	1,755,164	271,840
Deferred tax liabilities	2,538	35,218	5,455
Long-term operating lease liabilities	370,434	678,601	105,102
Other non-current liabilities	–	92,233	14,285
Total non-current liabilities	2,135,819	2,561,216	396,682
Total liabilities	4,332,088	4,536,881	702,673
Redeemable non-controlling interests	9,000	–	–
Baozun Inc. shareholders' equity:			
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 220,770,780 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	137	137	21
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	5,286,693	818,804
Treasury shares	–	(80,268)	(12,432)
Retained earnings	952,001	1,033,022	159,996
Accumulated other comprehensive income	(48,756)	(75,893)	(11,754)
Total Baozun Inc. shareholders' equity	6,111,021	6,163,699	954,636
Non-controlling interests	22,582	144,140	22,324
Total equity	6,133,603	6,307,839	976,960
Total liabilities, redeemable non-controlling interests and equity	10,474,691	10,844,720	1,679,633



| | For the six months ended June 30, | | |
| UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) | 2020 RMB | 2021 RMB | US$ |
		(In thousands, except for share and per share data and per ADS data)	
Net revenues			
Product sales	1,628,931	**1,943,919**	**301,075**
Services	2,046,775	**2,380,694**	**368,723**
Total net revenues	3,675,706	**4,324,613**	**669,798**
Operating expenses[1]			
Cost of products	(1,365,889)	**(1,636,918)**	**(253,526)**
Fulfillment[2]	(988,339)	**(1,068,379)**	**(165,471)**
Sales and marketing[2]	(888,136)	**(1,118,875)**	**(173,292)**
Technology and content	(198,140)	**(208,404)**	**(32,278)**
General and administrative[2]	(103,827)	**(177,585)**	**(27,504)**
Other operating income, net	42,067	**45,093**	**6,984**
Total operating expenses	(3,502,264)	**(4,165,068)**	**(645,087)**
Income from operations	173,442	**159,545**	**24,711**
Other income (expenses)			
Interest income	19,670	**37,125**	**5,750**
Interest expense	(36,019)	**(26,507)**	**(4,105)**
Unrealized investment loss	–	**(54,605)**	**(8,457)**
Impairment loss of investments	–	**(3,541)**	**(548)**
Exchange gain (loss)	(4,589)	**17,992**	**2,787**
Income before income tax and share of income in equity method investment	152,504	**130,009**	**20,138**
Income tax expense[3]	(32,517)	**(47,092)**	**(7,294)**
Share of income in equity method investment, net of tax of nil	2,741	**1,037**	**161**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	For the six months ended June 30,		
	2020	2021	
	RMB	RMB	US$
	(In thousands, except for share and per share data and per ADS data)		
Net income	122,728	83,954	13,005
Net income attributable to non-controlling interests	(787)	(2,933)	(454)
Net loss attributable to redeemable non-controlling interests	69	–	–
Net income attributable to ordinary shareholders of Baozun Inc.	122,010	81,021	12,551
Net income per share attributable to ordinary shareholders of Baozun Inc.:			
Basic	0.69	0.37	0.06
Diluted	0.68	0.36	0.06
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:			
Basic	2.08	1.10	0.17
Diluted	2.04	1.08	0.17
Weighted average shares used in calculating net income per ordinary share			
Basic	176,119,872	221,700,759	221,700,759
Diluted	179,464,775	225,344,924	225,344,924
Net income	122,728	83,954	13,005
Other comprehensive income, net of tax of nil:			
Foreign currency translation adjustment	(1,309)	(27,137)	(4,203)
Comprehensive income	121,419	56,817	8,802

(1)   Share-based compensation expenses are allocated in operating expenses items as follows:

	For the six months ended June 30,		
	2020	2021	
	RMB	RMB	US$
Fulfillment	5,344	5,596	867
Sales and marketing	17,326	32,688	5,063
Technology and content	7,700	15,563	2,410
General and administrative	19,287	20,314	3,146
	49,657	74,161	11,486

(2)   Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.8 million and RMB3.7 million for the six months period ended June 30, 2020 and 2021, respectively.

(3)   Including income tax benefits of RMB0.2 million and RMB0.9 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the six months period ended June 30, 2020 and 2021, respectively.



Reconciliations of GAAP and Non-GAAP Results	For the six months ended June 30,		
	2020	2021	
	RMB	RMB	US$
	(in thousands, except for share and per ADS data)		
Income from operations	173,442	159,545	24,711
Add: Share-based compensation expenses	49,657	74,161	11,486
Amortization of intangible assets resulting from business acquisition	782	3,695	572
Non-GAAP income from operations	223,881	237,401	36,769
Net Income	122,728	83,954	13,005
Add: Share-based compensation expenses	49,657	74,161	11,486
Amortization of intangible assets resulting from business acquisition	782	3,695	572
Unrealized investment loss	–	54,605	8,457
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(196)	(924)	(143)
Non-GAAP net income	172,971	215,491	33,377
Net income attributable to ordinary shareholders of Baozun Inc.	122,010	81,021	12,551
Add: Share-based compensation expenses	49,657	74,161	11,486
Amortization of intangible assets resulting from business acquisition	398	3,026	469
Unrealized investment loss	–	54,605	8,457
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(100)	(757)	(117)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	171,965	212,056	32,846
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:			
Basic	2.93	2.87	0.44
Diluted	2.87	2.82	0.44
Weighted average shares used in calculating net income per ordinary share			
Basic	176,119,872	221,700,759	221,700,759
Diluted	179,464,775	225,344,924	225,344,924